Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2025 are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto for the year ended December 31, 2024 and the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 11, 2025 and our subsequent filings with the SEC. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements,” all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2025 were prepared in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated. Amounts, aside from share data, are also presented in thousands unless otherwise indicated.

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in the U.S. and Iceland. We have substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic disease. We are engaged in developing innovative drug candidates that embrace the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. Our mission is to save sight and improve eye care of patients worldwide. We intend to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Privosegtor and Licaminlimab. Our lead product candidate, OCS-01, is presently being evaluated in two ongoing Phase 3 clinical trials for DME. Our second clinical candidate is Privosegtor (OCS-05), a neuroprotective candidate. We completed a Phase 2 proof-of-concept trial evaluating Privosegtor (OCS-05) as a potential treatment for acute optic neuritis, for which there is currently no approved neuroprotective treatment, and announced positive results in January 2025. In April 2025, we announced that the company will meet with the FDA to discuss the development plan in acute optic neuritis and it will initiate two new programs evaluating Privosegtor as a potential neuroprotective treatment for an orphan condition, non-arteritic anterior ischemic optic neuropathy (“NAION”), and for the acute treatment of relapses in multiple sclerosis (“MS”). Our third clinical candidate is Licaminlimab (OCS-02) for the treatment of keratoconjunctivitis sicca, or dry eye disease (“DED”), after a successful FDA meeting in Q1 2025, the company intends to advance it with a genotype-based development approach to deliver a potentially first in class precision medicine treatment in ophthalmology. We plan to initiate a Phase 2/3 trial in the second half of 2025.

Recent Developments

Clinical Development Update

Following the positive Phase 3 DIAMOND Stage 1 trial outcome, we advanced the OCS-01 DME DIAMOND program into Stage 2, which includes two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2 for the treatment of DME. We completed enrollment for both trials in April 2025 with over 800 patients in 119 clinical sites globally. The topline results from the DIAMOND trials are expected in Q2 2026 with the NDA submission to the FDA for OCS-01 for the treatment of DME planned for 2026. NDA submission to the FDA for the treatment of inflammation and pain following ocular surgery is expected to follow thereafter.

Our second product candidate, Privosegtor (OCS-05), is a novel peptidomimetic small molecule in development as a potential neuroprotective agent. We are initially developing Privosegtor (OCS-05) as a potential therapy to treat acute optic neuritis, a rare disease with high unmet medical need. Currently there is no specific neuroprotective treatment which is approved by the FDA or European Commission for acute optic neuritis. We conducted a first-in-patient clinical trial of Privosegtor (OCS-05) in acute optic neuritis to test the candidate’s safety, tolerability and efficacy, for which we announced positive topline results in January 2025. The results showed, in patients suffering from acute optic neuritis, an improvement of visual function with Privosegtor (OCS-05) as well as a neuroprotective effect as observed in the better preservation of the thickness of the retina, a biomarker of axonal and retinal ganglion cells protection, consistent with the pre-clinical study results. Additionally, the FDA cleared our IND application for Privosegtor (OCS-05), enabling the initiation of clinical development in the United States. We plan to meet with the FDA in Q3 2025 to discuss the development program for OCS-05, including a registrational study program for acute optic neuritis, which is expected to initiate in 2026.

In April 2025, we announced the initiation two new programs utilizing Privosegtor as a potential neuroprotective treatment for NAION, and for the acute treatment of relapses in MS. Pre-IND interactions with the FDA are planned for the second half of 2025 to support applications relying on existing Privosegtor data.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses, and income generated by incentives for research and development offered by the Icelandic government in the form of tax reimbursement for innovation companies. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”). Capitalization does not result in amortization until the related product is approved for commercialization, where a finite useful economic life can be more reliably determined. To date, all capitalized research and development intangible assets remain unamortized.

Research and development expenses include:

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employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;
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expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
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costs related to Contract Manufacturing Organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials and research and development programs;
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costs related to non-clinical studies and other scientific development services;
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costs related to compliance with quality and regulatory requirements; and

•
costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

During the three months ended March 31, 2025 and 2024, no research and development costs were capitalized by the Company.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance and accounting, legal, business development, corporate communications, pre-commercial and other administrative functions. General and administrative expenses also include legal fees pertaining to certain intellectual properties expenses, corporate insurance expenses, professional fees for accounting, auditing, investor communication, and other operating costs.

Finance Income (Expense)

Finance income (expense) consists primarily of interest income on fixed term deposits.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the public and private placement warrants, the change in the Black-Scholes fair value of the warrant agreement with Kreos Capital VII Aggregator SCSp, and the number of outstanding warrants at the reporting date. The fair value of the public and private placement warrants is, in general, directly correlated with the market price of our warrants. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income Tax Expense

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, Hong Kong and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss law to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2024, we had tax loss carry-forwards totaling CHF 233.8 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the three months ended March 31,
	2025	2024	Change	% Change
Grant income	285	222	63	28%
Operating income	285	222	63	28%
Research and development expenses	(14,771)	(10,856)	(3,915)	36%
General and administrative expenses	(5,488)	(4,694)	(794)	17%
Operating expenses	(20,259)	(15,550)	(4,709)	30%
Operating loss	(19,974)	(15,328)	(4,646)	30%
Finance income	493	581	(88)	(15%)
Finance expense	(247)	(41)	(206)	502%
Fair value adjustment on warrant liabilities	(11,911)	(3,069)	(8,842)	288%
Foreign currency exchange gain (loss)	(1,567)	1,794	(3,361)	(187%)
Finance result	(13,232)	(735)	(12,497)	1700%
Loss before tax for the period	(33,206)	(16,063)	(17,143)	107%
Income tax expense	(7)	(30)	23	(77%)
Loss for the period	(33,213)	(16,093)	(17,120)	106%

Comparison of the Three Months Ended March 31, 2025 and 2024

Grant Income

Grant income for the three months ended March 31, 2025 was CHF 0.3 million, compared to CHF 0.2 million for the three months ended March 31, 2024. The increase is driven by increased spending on qualifying research and development activities. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended March 31,
	2025	2024	Change	% Change
Personnel expenses	4,349	1,736	2,613	151%
Payroll	2,448	1,285	1,163	91%
Share-based compensation	1,901	451	1,450	322%
Operating expenses	10,422	9,120	1,302	14%
External service providers	10,187	8,971	1,216	14%
Other operating expenses	159	94	65	69%
Depreciation expense	76	55	21	38%
Total research and development expense	14,771	10,856	3,915	36%

Research and development expenses were CHF 14.8 million for the three months ended March 31, 2025, compared to CHF 10.9 million for the three months ended March 31, 2024. The increase of CHF 3.9 million, or 36%, was primarily due to an increase in research and development personnel-related costs, as well as an increase in external service providers as a result of our active clinical trials and technical development activities. Increased development expenses reflect mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in DME, which began enrolling in December 2023 and February 2024, respectively, and completed enrollment in April 2025.

The table below represents the breakdown of research and development expenses by project:

	For the three months ended March 31,
	2025	2024	Change	% Change
OCS-01	10,712	4,949	5,763	116%
OCS-02 (Licaminlimab)	1,823	4,362	(2,539)	(58%)
OCS-05 (Privosegtor)	1,457	809	648	80%
Other development projects	779	736	43	6%
Total	14,771	10,856	3,915	36%

General and Administrative Expenses

	For the three months ended March 31,
	2025	2024	Change	% Change
Personnel expenses	2,857	2,236	621	28%
Payroll	2,128	1,546	582	38%
Share-based compensation	729	690	39	6%
Operating expenses	2,631	2,458	173	7%
External service providers	2,068	1,816	252	14%
Other operating expenses	516	624	(108)	(17%)
Depreciation expense	47	18	29	161%
Total	5,488	4,694	794	17%

General and administrative expenses were CHF 5.5 million for the three months ended March 31, 2025, compared to CHF 4.7 million for the three months ended March 31, 2024. The increase of CHF 0.8 million, or 17%, was primarily due to increased personnel-related costs.

Finance Income and Finance Expense

	For the three months ended March 31,
	2025	2024	Change	% Change
Finance income	493	581	(88)	(15%)
Finance expense	(247)	(41)	(206)	502%
Total finance income (expense)	246	540	(294)	(54%)

We recorded finance income of CHF 0.5 million for the three months ended March 31, 2025 and CHF 0.6 million for the three months ended March 31, 2024, which was comprised of interest income earned on our cash equivalents and short term financial assets. Finance expense during the three months ended March 31, 2025 primarily related to the amortization of transaction costs associated with the Loan Agreement, discussed further in “B. Liquidity and Capital Resources” below.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended March 31,
	2025	2024	Change	% Change
Fair value adjustment on warrant liabilities	(11,911)	(3,069)	(8,842)	288%

We recorded fair value adjustment losses on warrant liabilities of CHF 11.9 million and CHF 3.1 million for the three months ended March 31, 2025 and 2024, respectively, primarily due to increases in the market price of our public warrants during the respective quarters.

Foreign Currency Exchange Gain (Loss)

	For the three months ended March 31,
	2025	2024	Change	% Change
Foreign currency exchange (loss) gain	(1,567)	1,794	(3,361)	(187%)

We recognized a foreign currency exchange loss of CHF 1.6 million during the three months ended March 31, 2025, compared to a gain of CHF 1.8 million for the three months ended March 31, 2024. For the three months ended March 31, 2025, the unfavorable currency exchange loss was reflective of fluctuations in the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances. For the three months ended March 31, 2024, the foreign currency exchange gain was mainly due to the strengthening of the U.S. dollar relative to the Swiss Franc.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 33.2 million and a cash outflow from operations of CHF 19.0 million for the three months ended March 31, 2025. We had a total of CHF 181.9 million, or $206.3 million, in cash, cash equivalents and short-term financial assets as of March 31, 2025.

On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance of 5,000,000 ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share (the “Registered Direct Offering”), and commenced trading of our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

On May 8, 2024, we entered into a sales agreement with Leerink Partners LLC with respect to an at-the-market offering program (the “ATM Offering Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 88.2 million) through Leerink Partners LLC as our sales agent. There have been no sales under the ATM Offering Program through March 31, 2025.

On May 29, 2024, we entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (“the Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million, CHF 20.0 million and CHF 10.0 million, respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to us if mutually agreed in writing between us and the Lender.

On February 18, 2025, we closed an underwritten follow-on offering for the issuance and sale of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share (the “Underwritten Offering”), for total gross proceeds of CHF 90.2 million or $100.0 million.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities and clinical trials. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenditures for at least 12 months from the date of this report without additional capital or drawdown from our loan facility. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the three months ended March 31,
	2025	2024(1)	Change	% Change
Net cash outflow for operating activities	(18,963)	(13,720)	(5,243)	38%
Net cash outflow for investing activities	(51,505)	(1,512)	(49,993)	3306%
Net cash inflow from financing activities	103,831	171	103,660	60620%
Increase/(Decrease) in cash and cash equivalents	33,363	(15,061)	48,424	322%

(1) Amounts presented for the three months ended March 31. 2024 reflect the retrospective impact of the change in presentation of interest in the statement cash flows described in Note 2 of our Unaudited Condensed Consolidated Interim Financial Statements.

Total cash, cash equivalents and short-term investments were CHF 181.9 million as of March 31, 2025, which represents an increase of CHF 83.3 million from CHF 98.7 million at December 31, 2024. The increase was primarily due to CHF 90.2 million, or $100.0 million, gross proceeds raised in the February 2025 underwritten offering.

Operating Activities

For the three months ended March 31, 2025, operating activities used CHF 19.0 million of cash, primarily consisting of a loss before tax of CHF 33.2 million, partially offset by non-cash adjustments of CHF 14.9 million. Our total operating expense and resulting operating loss was primarily driven by development expenses for our core assets, OCS-01, Privosegtor (OCS-05) and Licaminlimab (OCS-02). Non-cash charges primarily consisted of a CHF 11.9 million fair value adjustment loss on warrant liabilities and CHF 2.6 million of share-based compensation expense.

For the three months ended March 31, 2024, operating activities used CHF 13.7 million of cash, primarily consisting of a loss before tax of CHF 16.1 million and a decrease in net working capital of CHF 0.3 million, partially offset by non-cash adjustments of CHF 2.6 million. The decrease in net working capital was driven by a decrease of CHF 4.2 million in trade payables and accrued liabilities partially offset by a CHF 4.1 million decrease in other current assets. Non-cash charges primarily consisted of a CHF 3.1 million fair value adjustment loss on warrant liabilities and CHF 1.1 million of share based compensation expense, partially offset by CHF 1.7 million of financial result composed primarily of foreign exchange transactions.

Investing Activities

For the three months ended March 31, 2025 and 2024, CHF 50.6 million and CHF 2.0 million was used for investments in current fixed term bank deposits, net of maturities, respectively. We also paid CHF 1.1 million during the three months ended March 31, 2025 for milestone payments pursuant to our licensing agreement with Accure, increasing the capitalized intangible asset.

Financing Activities

For the three months ended March 31, 2025, net cash inflow from financing activities was CHF 103.8 million, which consisted of CHF 84.8 million of net proceeds received from the issuance and sale of shares in the February 2025 underwritten offering, CHF 18.9 million received from the exercise of warrants and CHF 0.3 million of proceeds from the exercise of stock options. For the three months ended March 31, 2024, net cash provided by financing activities was CHF 0.2 million, which primarily consisted of proceeds received for the exercise of stock options.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop.

Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, medical affairs activities, market access activities, marketing and distribution activities, either alone or in collaboration with others. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, when we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing, such as the Loan Agreement we entered into in May 2024, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant third parties rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses. Our expenses will also increase as we:

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advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for OCS-01 for DME;
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advance Privosegtor (OCS-05) in acute optic neuritis into potentially registrational programs in 2026, pending FDA interaction;
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initiate our two new programs utilizing Privosegtor as a potential neuroprotective treatment for NAION and MS;
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advance our Licaminlimab (OCS-02) program into Phase 2/3 and related manufacturing development activities;
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advance our preclinical stage product candidates into clinical development;
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seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;
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hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our clinical operations;
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expand our operational, financial and management systems and increase personnel to support our operations;
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meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
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maintain, expand, protect and enforce our intellectual property portfolio;
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make milestone, royalty or other payments due under the license agreements with Novartis and Accure, each described in Note 6 of the Unaudited Condensed Consolidated Interim Financial Statements, and any future in-license or collaboration agreements;
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seek regulatory approvals for any product candidates that successfully complete clinical trials; and

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undertake any pre-commercialization activities to establish sales, medical affairs, market access, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

The majority of our near-term cash needs relate to our clinical and Chemistry, Manufacturing and Controls (CMC) projects. We have conducted research and development programs through collaboration arrangements that include, among others, arrangements with universities, CROs and clinical research sites. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2024, included in our Annual Report on Form 20-F filed with the SEC on March 11, 2025. Refer to Note 3 to our Unaudited Condensed Consolidated Interim Financial Statements for further details on the most material accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our Annual Report on Form 20-F filed with the SEC on March 11, 2025.

E. Emerging Growth Company Status

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company.

We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of our fiscal year following the fifth anniversary of the date of becoming a public company.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this quarterly report on Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

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our financial performance;

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the ability to maintain the listing of our ordinary shares and public warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
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timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
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timing of expected milestones in connection with our in licensed assets;
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expected benefits of our business and scientific approach and technology;
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the potential safety and efficacy of our product candidates;
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our ability to successfully develop, advance and commercialize our pipeline of product candidates;
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our ability to establish and maintain arrangements for the manufacture of our product candidates;
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the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
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expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;
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estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
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estimates of market opportunity for our product candidates;
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the effects of increased competition as well as innovations by new and existing competitors in our industry;
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our strategic advantages and the impact those advantages may have on future financial and operational results;
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our expansion plans and opportunities;
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our ability to grow our business in a cost-effective manner;
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our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
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the impact of any macroeconomic factors, trade policies and other global events on our business;
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changes in applicable laws or regulations; and
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the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this quarterly report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.